UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 8)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                          First Aviation Services, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    31865W108
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Erich W. Merrill, Jr.
                                 Miller Nash LLP
                              111 S.W. Fifth Avenue
                                   Suite 3400
                             Portland, Oregon 97204
                                 (503) 224-5858

                                  May 15, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                              (page 1 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 31865W108            SCHEDULE 13D/A                 Page 2 of 14 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
        1. Name of Reporting Person.
           Wynnefield Partners Small Cap Value, L.P.
           I.R.S. Identification No. of above person (entities only).
           13-3688497
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
        3. SEC Use Only

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions) WC (See Item 3)
--------------------------------------------------------------------------------
        5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0 shares (See Item 5)
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 744,258 (See Item 5)
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0 shares (See Item 5)
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 744,258 (See Item 5)
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            744,258 shares (See Item 5)
--------------------------------------------------------------------------------
        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 10.3%
            (See Item 5)

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
--------------------------------------------------------------------------------

                              (page 2 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 31865W108            SCHEDULE 13D/A                 Page 3 of 14 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
        1. Name of Reporting Person.
           Wynnefield Small Cap Value Offshore Fund, Ltd.
           I.R.S. Identification No. of above person (entities only).
           Not Applicable
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
        3. SEC Use Only

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions) WC (See Item 3)

--------------------------------------------------------------------------------
        5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant
           to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:
           Cayman Islands
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0 shares (See Item 5)
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 405,852 (See Item 5)
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0 shares (See Item 5)
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 405,852 (See Item 5)
--------------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            405,852 shares (See Item 5)
--------------------------------------------------------------------------------
        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):
            5.6% (See Item 5)

--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            CO
--------------------------------------------------------------------------------

                              (Page 3 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 31865W108            SCHEDULE 13D/A                 Page 4 of 14 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
         1. Name of Reporting Person.
            Wynnefield Partners Small Cap Value, L.P. I
            I.R.S. Identification No. of above person (entities only).
            13-3953291
--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC (See Item 3)

--------------------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0 shares (See Item 5)
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 910,834 (See Item 5)
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0 shares (See Item 5)
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 910,834 (See Item 5)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             910,834 shares (See Item 5)
--------------------------------------------------------------------------------
         12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):
             12.6% (See Item 5)

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

                              (Page 4 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 31865W108            SCHEDULE 13D/A                 Page 5 of 14 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
         1. Name of Reporting Person.
            Nelson Obus
            I.R.S. Identification No. of above person (entities only).
--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF (See Item 3)

--------------------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States of America
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 100,000 shares (See Item 5)
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 2,060,944 (See Item 5)
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 100,000 shares (See Item 5)
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 2,060,944 (See Item 5)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,160,944 shares (See Item 5)
--------------------------------------------------------------------------------
         12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):
             29.8% (See Item 5)

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

                                 (Page 5 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 31865W108            SCHEDULE 13D/A                 Page 6 of 14 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
         1. Name of Reporting Person. Channel Partnership II, L.P.
            I.R.S. Identification No. of above person (entities only).
            22-3215653
--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC (See Item 3)

--------------------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            New York
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0 shares (See Item 5)
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 0 (See Item 5)
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0 shares (See Item 5)
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 0 (See Item 5)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             0 (See Item 5)
--------------------------------------------------------------------------------
         12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11): 0% (See Item 5)

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             PN
--------------------------------------------------------------------------------

                              (Page 6 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 31865W108            SCHEDULE 13D/A                 Page 7 of 14 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
         1. Name of Reporting Person.
            Wynnefield Capital Management LLC
            I.R.S. Identification No. of above person (entities only).
            13-4018186
--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) AF (See Item 3)

--------------------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            New York
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0 shares (See Item 5)
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 1,655,092 (See Item 5)
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0 shares (See Item 5)
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 1,655,092 (See Item 5)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             1,655,092 shares (See Item 5)
--------------------------------------------------------------------------------
         12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):
             22.8% (See Item 5)
--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             OO (Limited Liability Company)
--------------------------------------------------------------------------------


                              (Page 7 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 31865W108            SCHEDULE 13D/A                 Page 8 of 14 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
         1. Name of Reporting Person. Wynnefield Capital, Inc.
            I.R.S. Identification No. of above person (entities only).
            N/A
--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
--------------------------------------------------------------------------------
            (a)  [X]

--------------------------------------------------------------------------------
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Source of Funds (See Instructions) AF (See Item 3)

--------------------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
--------------------------------------------------------------------------------
Number of
Shares            7. Sole Voting Power: 0 shares (See Item 5)
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 405,852 (See Item 5)
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 0 shares (See Item 5)
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 405,852 (See Item 5)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             405,852 shares (See Item 5)
--------------------------------------------------------------------------------
         12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):
             5.6% (See Item 5)

--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             CO
--------------------------------------------------------------------------------

                              (Page 8 of 14 Pages)

Item 1. Security and Issuer.

     This Amendment No. 8 (this "Amendment") to Statement of Beneficial Ownership on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of First Aviation Services, Inc., a Delaware corporation with its principal executive offices located at 15 Riverside Avenue, Westport, Connecticut 06880-4214 (the "Issuer"). This Amendment is being filed to reflect changes in beneficial ownership of outstanding Common Stock since the filing of Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 4, 2002 (the "Schedule 13D, Amendment No. 7 "), and to report plans to nominate a director for election at the Issuer's annual meeting of shareholders.

Item 2. Identity and Background.

     (a), (b), (c) and (f). This Amendment is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Nelson Obus ("Mr. Obus"), Wynnefield Capital Management, LLC
("WCM") and Wynnefield Capital, Inc. ("WCI", and collectively with the Partnership, Partnership I, the Fund, Mr. Obus, and WCM, the "Wynnefield Group"), and Channel Partnership II, L.P. ("Channel"). Each of the listed entities is separate and distinct with different beneficial owners (whether designated as limited partners or stockholders). Mr. Obus is an individual.

     WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The source and amount of funds initially expended by members of the Wynnefield Group to acquire Common Stock was previously reported in the original
Schedule 13D and in subsequent amendments to the 13D, including Schedule 13D, Amendment No. 7.

     Since September 4, 2002, the date of filing of Schedule 13D, Amendment No. 7, Partnership has purchased 700 shares of Common Stock for a total purchase price of $2,625, Partnership-I has purchased 900 shares of Common Stock for a total purchase price of $3,375,


                              (Page 9 of 14 Pages)
and Fund has purchased 400 shares of Common Stock for a total purchase price of $1,500. There have been no other purchases of Common Stock by any members of the Wynnefield Group. Shares of Common Stock purchased by Partnership, Partnership-I, and Fund were paid for from available working capital.

Item 4. Purposes of Transaction.

     On May 15, 2003, the Wynnefield Group filed preliminary proxy materials relating to the Wynnefield Group's plans to solicit proxies from shareholders to elect one candidate, Nelson Obus, to the Issuer's Board of Directors (the "Board") in opposition to management's candidates. Members of the Wynnefield Group believe the election of Mr. Obus will send a strong message to the Issuer's management. They also believe that if their nominee is elected to the Board, he will be able to encourage the Issuer to take steps to increase shareholder value, such as seeking a merger partner or taking the Issuer private, and to monitor closely management's progress with respect to enhancing shareholder value. One initiative Mr. Obus would strongly pursue would be the inclusion of at least one outside director on the Company's executive committee, which is now made up of Mr. Hollander and Mr. Culver, the Company's senior executives.

     Each member of the Wynnefield Group originally acquired the shares of Common Stock it owns for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group has from time-to-time recommended to the Issuer's management various strategies for increasing shareholder value and will continue to do so in the future.

     The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

     Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

     (a) - (c) As of May 15, 2003, the Wynnefield Group beneficially owned in the aggregate 2,160,944 shares of Common Stock, constituting approximately 29.80% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,251,370 shares outstanding on May 9, 2003, the record date for the Issuer's annual meeting of shareholders, as set forth in the Issuer's proxy statement mailed to shareholders on or about May 15, 2003). The

                            (Page of 10 of 14 Pages)
following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                             Approximate
                              Number of      Percentage of
         Name                 Shares         Outstanding Shares
         ----                 ------         ------------------
         Partnership *        744,258        10.4%
         Partnership-I *      910,834        12.7%
         Fund **              405,852        5.6%
         Mr. Obus             100,000        1.4%

     * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

     WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the general partner of the Partnership and Partnership-I, has the power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

     WCI is the investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI, as the investment manager of the Fund, has the power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

     Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

     The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield


                             (Page 11 of 14 Pages)

Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the tables below, there have been no transactions in shares of Common Stock effected since the filing of the Schedule 13D, Amendment No. 7, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield
Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred since the filing of the
Schedule 13D, Amendment No. 7.

     Members of the Wynnefield Group have engaged in transactions in shares of Common Stock since the filing of the Schedule 13D, Amendment No. 7, as follows:

Wynnefield Partners Small Cap Value, L.P.

  Date               Buy/Sell      Number of Shares  Price Per Share    Total
  ----               --------      ----------------  ---------------    -----
  10/09/2002            Buy             700            $3.75         $  2,625.00
  01/14/2003           Sell           7,500            $5.25         $ 39,375.00

Wynnefield Partners Small Cap Value, L.P. I

  Date                Buy/Sell     Number of Shares  Price Per Share    Total
  ----                --------     ----------------  ---------------    -----
  10/09/2002            Buy             900            $3.75         $  3,375.00
  01/14/2003            Sell          7,500            $5.25         $ 39,375.00

Wynnefield Small Cap Value Offshore Fund, Ltd.

  Date                Buy/Sell     Number of Shares  Price Per Share    Total
  ----                --------     ----------------  ---------------    -----
  10/09/2002            Buy               400          $3.75         $  1,500.00

     In addition, Channel has divested all of its shares of Common Stock as follows:

Channel Partnership II, L.P.1

 Date                Buy/Sell     Number of Shares  Price Per Share    Total
  ----                --------     ----------------  ---------------    -----
  01/08/2003           Sell             5,000          $5.37          $26,850.00
  01/09/2003           Sell            13,700          $5.29          $72,473.00
  01/09/2003           Sell             4,000          $5.35          $21,400.00
  01/09/2003           Sell             1,000          $5.40          $ 5,400.00

     (d) No person, other than each member of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

-------------------------
1 Nelson Obus had sole discretion over disposition and voting of Channel's investments in securities. Channel is not identified as a member of the Wynnefield Group because it ceased to own any shares of the Common Stock as of January 9, 2003.

                             (Page 12 of 14 Pages)

      (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Each of the members of the Wynnefield Group, as well as Channel, is a party to a Joint Filing Agreement, dated as of September 4, 2002 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file any and all amendments and supplements to Schedule 13D with the Commission. The 13D Joint Filing Agreement was filed as Exhibit 1 to Schedule 13D, Amendment No. 7 and is incorporated in this response to Item 6 in its entirety.

     Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

      Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated as of September 4, 2002, among the Partnership, Partnership-I, Fund, WCM, WCI, Channel and Mr. Obus (previously filed as Exhibit 1 to Schedule 13D, Amendment No. 7).


                             (Page 13 of 14 Pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  May 20, 2003

                              WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                              By:   Wynnefield Capital Management, LLC,
                                    General Partner

                              By:   /s/ Nelson Obus
                                    ------------------------------
                                    Nelson Obus, Co-Managing Member

                              WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                              By:   Wynnefield Capital Management, LLC,
                                    General Partner

                              By:   /s/ Nelson Obus
                                    ------------------------------
                                    Nelson Obus, Co-Managing Member

                              WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                              By:   Wynnefield Capital, Inc.

                              By:   /s/ Nelson Obus
                                    ------------------------------
                                    Nelson Obus, President

                              WYNNEFIELD CAPITAL MANAGEMENT, LLC

                              By:   /s/ Nelson Obus
                                    ------------------------------
                                    Nelson Obus, Co-Managing Member

                              WYNNEFIELD CAPITAL, INC.

                              By:   /s/ Nelson Obus
                                    ------------------------------
                                    Nelson Obus, President


                              CHANNEL PARTNERSHIP II, L.P.

                              By:   /s/ Nelson Obus
                                    ------------------------------
                                    Nelson Obus, General Partner

                              /s/ Nelson Obus
                              ------------------------------
                              Nelson Obus, Individually




                             (Page 14 of 14 Pages)